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                               August 7, 2020

       Robert Berman
       Chief Executive Officer and Director
       Hancock Jaffe Laboratories, Inc.
       70 Doppler
       Irvine, CA 92618

                                                        Re: Hancock Jaffe
Laboratories, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 24, 2020
                                                            File No. 001-38325

       Dear Mr. Berman:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Proxy Statement filed July 24, 2020

       Proposal No. 1: The Authorized Share Proposal, page 8

   1. We note one of the reasons listed for the proposal to increase the number of authorized shares is that the
company does not have a sufficient amount of authorized shares to issue additional stock in
connection with a potential merger between the company and Catheter
                                                        Precision, Inc., as
described in a non-binding letter of intent between the parties, dated
                                                        May 22, 2020. No
further information is provided regarding this transaction and the letter of intent has not been
filed as a material agreement to date. Note A to Schedule 14A provides that where a
solicitation of security holders is for the purpose of approving the authorization of
additional securities which are to be used to acquire another specified company, and the
registrants' security holders will not have a separate opportunity to vote upon the transaction,
the solicitation to authorize the securities is also a solicitation with respect to the
acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.
Please advise us whether the company's shareholders will have a
 Robert Berman
Hancock Jaffe Laboratories, Inc.
August 7, 2020
Page 2
         separate opportunity to vote on the Catheter Precision transaction. If not, please revise the proxy statement to include the additional disclosure required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262.



FirstName LastNameRobert Berman                                 Sincerely,
Comapany NameHancock Jaffe Laboratories, Inc.
                                                                Division of
Corporation Finance
August 7, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName